NOTICE OF SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

SPECIAL MEETING OF SECURITYHOLDERS
OF EMX ROYALTY CORPORATION

Date:	November 4, 2025
Time:	10:00 A.M. (Vancouver time)
Where:	Suite 2200, RBC Place, 885 West Georgia Street
Vancouver, British Columbia V6C 3E8

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with this document, you should consult with your investment dealer, broker, lawyer or other professional advisor. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. If you have any questions or require assistance, please contact EMX Royalty Corporation's proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, at:

Laurel Hill Advisory Group

North American Toll-Free: 1.877.452.7184

Calls Outside North America: 1.416.304.0211
Email: assistance@laurelhill.com

EMX ROYALTY CORPORATION

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

Date:	November 4, 2025
Time:	10:00 a.m. (Vancouver time)
Place:	Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Supreme Court of British Columbia (the "Court") dated September 29, 2025, a special meeting (the "Meeting") of the shareholders ("Shareholders") and optionholders who have been issued stock options (each, an "EMX Option") under the EMX Option Plan (as defined below) ("Optionholders", and together with Shareholders, the "Securityholders") of EMX Royalty Corporation ("EMX") will be held on November 4, 2025 beginning at 10:00 a.m. (Vancouver time) and located at the offices of Cassels Brock & Blackwell LLP at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, for the following purposes:

(a) to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying management information circular of EMX dated September 29, 2025 (the "Circular"), to approve a plan of arrangement (the "Arrangement") under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) ("BCBCA") involving EMX, Elemental Altus Royalties Corp. and 1554829 B.C. Ltd.; and

(b) to transact such further and other business as may properly be brought before the Meeting or any adjourned or postponed Meeting.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Circular.

If the Arrangement Resolution is not approved by the Securityholders at the Meeting, the Arrangement will not be completed.

The board of directors of EMX (subject to two directors declaring an interest and abstaining from voting on the matter), after receiving the unanimous recommendation of a special committee comprised solely of independent directors of EMX, unanimously recommends that the Securityholders vote FOR the Arrangement Resolution.

In addition to in person attendance, the Meeting can also be accessed via live webcast at meetnow.global/M2JX4WC. Any Securityholder attending the Meeting via the live webcast will not be able to vote during the Meeting. Only Securityholders or their duly appointed proxyholders who are present in person at the Meeting are able to vote during the Meeting. Accordingly, in order that as many common shares of EMX (each, an "EMX Share") and EMX Options as possible are represented at the Meeting, Securityholders are encouraged to vote their EMX Shares and/or EMX Options via proxy prior to the proxy cut-off time as further described below. The accompanying Circular provides a summary of the information Securityholders will need to attend the Meeting.

The record date for the determination of Securityholders entitled to receive notice of and to vote at the Meeting is September 25, 2025 (the "Record Date"). Only Securityholders whose names have been entered in the register of Securityholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Each EMX Share entitled to be voted at the Meeting will entitle the holder thereof to one vote per EMX Share at the Meeting. Each EMX Option entitled to be voted at the Meeting will entitle the holder thereof to one vote per EMX Option at the

Meeting. The Arrangement Resolution must be approved by (i) at least 66 2/3% of the votes cast by all Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) at least 66 2/3% of the votes cast by all Shareholders and Optionholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (iii) a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by certain Shareholders required to be excluded under Multilateral Instrument 61- 101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders that are unable to attend the Meeting (or any adjournment or postponement thereof) in person are requested to date, sign and return the accompanying form of proxy or voting instruction form ("VIF"), as applicable, for use at the Meeting (or at any adjournment or postponement thereof), or alternatively, follow the instructions in such documents to vote electronically. Even if you plan to attend the Meeting in person, you may still vote in advance via proxy. In order to be acted upon at the Meeting, validly completed instruments of proxy must be received by Computershare Investor Services Inc., Attention: Proxy Department, by mail: 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, or by facsimile: 1-866-249-7775 for toll free within North America or 1-416-263-9524 outside of North America, no later than 10:00 a.m. (Vancouver time) on October 31, 2025 or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and holidays in the Province of British Columbia) prior to the time of the commencement of any adjournment or postponement of the Meeting. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, without notice. Registered Securityholders may use the internet (www.investorvote.com) or the telephone (1-866-732-8683) to transmit voting instructions on or before the date and time noted above and may also use the internet to appoint a proxyholder to attend and vote on behalf of such registered Securityholder, at the Meeting.

If you wish that a person other than the management nominees identified on the form of proxy or VIF attend and vote at the Meeting as your proxy and vote your EMX Shares and/or EMX Options, including if you are not a registered Shareholder and wish to appoint yourself as proxyholder to attend and vote at the Meeting, you MUST submit your form of proxy (or proxies) or VIF, as applicable, in accordance with the instructions set out in the Circular. If submitting a proxy or VIF appointing a person other than the management nominees identified, you must return your proxy or VIF in accordance with the instructions set out in the Circular by 10:00 a.m. (Vancouver time) on October 31, 2025 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the adjourned or postponed Meeting, excluding Saturdays, Sundays and holidays). For information regarding voting or appointing a proxyholder by internet or voting online or by telephone, see the form of proxy and/or the section of the accompanying Circular entitled "Part VIII - General Proxy Matters".

Non-registered holders of EMX Shares who receive these materials through their broker, bank, trust company or other intermediary or nominee should follow the instructions provided by such broker, bank, trust company or other intermediary or nominee.

Securityholders who have questions about the information in the accompanying Circular or who need assistance with voting may contact EMX's proxy solicitation agent and securityholder communications advisor, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (toll free in North America) or 1-416-304-0211 (collect calls outside North America) or by email at assistance@laurelhill.com.

Pursuant to the Interim Order, registered Shareholders have a right to dissent in respect of the Arrangement Resolution. If the Arrangement Resolution is passed, a registered Shareholder that has duly and validly exercised their dissent rights in accordance with Sections 237 to 247 the BCBCA, as modified by the plan of arrangement, the Interim Order, and any other order of the Court, will be entitled to be paid an amount equal to the fair value of their EMX Shares as of the close of business on the business day before the Arrangement Resolution was approved. This dissent right and the dissent procedures are described in the accompanying Circular.

A registered Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to EMX a written objection to the Arrangement Resolution, which written objection must be sent to EMX (i) c/o Cassels Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 (Attention: Jessica Lewis) and (ii) with a copy by email to jlewis@cassels.com, to be received by no later than 5:00 p.m. (Vancouver time) on October 31, 2025 or, in the case of any adjournment or postponement of the Meeting, by no later than 5:00 p.m. (Vancouver time) on the day that is two business days prior to the date of the adjourned or postponed Meeting, and must otherwise strictly comply with the dissent procedures set forth in Sections 237 to 247 of the BCBCA, as modified by the plan of arrangement, the Interim Order, and any other order of the Court.

Failure to strictly comply with the dissent procedures described in the Circular may result in the loss of any dissent rights. See the section entitled "Part I - The Arrangement - Right to Dissent" and Appendix L, "Section 237 through Section 247 of the Business Corporations Act (British Columbia)" in the accompanying Circular. Any Shareholder wishing to exercise Dissent Rights should seek independent legal advice.

The proxyholder has discretion under the accompanying form of proxy or VIF with respect to any amendments or variations of the matter of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine or contested. As of the date hereof, management of EMX knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Special Meeting. Securityholders that are planning on returning the accompanying form of proxy or VIF are encouraged to review the accompanying Circular carefully before submitting their form of proxy or VIF.

	Registered Securityholders	Non-Registered Shareholders
	EMX Shares and/or EMX Options held in own name and represented by a physical certificate or DRS.	EMX Shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com

Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.

Mail	Return the proxy form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Dated at Vancouver, British Columbia, the 29th day of September, 2025.

ON BEHALF OF THE BOARD

(signed) "Michael Winn"
Michael Winn
Executive Chairman and Director